Filed pursuant to Rule 253(g)(2)

File No. 024-12394

SUPPLEMENT DATED JANUARY 16, 2026

OFFERING CIRCULAR DATED MARCH 4, 2025

FANBASE SOCIAL MEDIA, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 4, 2025 of Fanbase Social Media, Inc. (the “Company”) as supplemented on October 30, 2025 and [DATE]. The Offering Circular and supplements available HERE, HERE and HERE.

More recent financial information about the Company is available on its semiannual report on Form 1-SA for the six month period ended June 30, 2025 found HERE and its annual report on Form 1-K for the fiscal year ended December 31, 2024 found HERE, and supplements the information contained in the Offering Circular.

Role of Ramiro Canovas

Ramiro Canovas, who had been serving in multiple roles at the Company, has decided to focus on his core strengths and will continue to serve as the Company’s Chief Technology Officer.

In connection with this change, the roles of Chief Operating Officer and Marketing Coordinator are currently being performed by interim personnel. The Company has commenced a search for qualified candidates to permanently fill these positions. The Company does not expect these changes to have a material adverse effect on its operations.